

December 11, 2020

Kate DeVarney
President and Chief Operating Officer
Titan Pharmaceuticals, Inc.
400 Oyster Point Blvd., Suite 505
South San Francisco, California 94080

>   **Re: Titan Pharmaceuticals, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed December 8, 2020**
>   **File No. 333-251187**

Dear Dr. DeVarney:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Courtney Lindsay at (202) 551-7237 with any questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Life Sciences

cc: Fran Stoller